BRUUSH ORAL CARE INC.

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

Canada

July 29, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention: Dillon Hagius / Christopher Edwards

Re:	Bruush Oral Care Inc.
Registration Statement on Form F-1, File No. 333-265969

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: July 29, 2022

Requested Time: 5:15 pm, Eastern Time

Ladies and Gentlemen:

Bruush Oral Care Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form F-1, as amended (File No. 333-265969), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 5:15 p.m. Eastern time on July 29, 2022, or as soon thereafter as possible.

Please contact our counsel, Lahdan S. Rahmati of Lucosky Brookman LLP at (310) 948-9968 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Ms. Rahmati by telephone when this request for acceleration has been granted.

Sincerely yours,

BRUUSH ORAL CARE INC.

/s/ Aneil S. Manhas
Aneil S. Manhas
Chief Executive Officer